05038431

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65898

...NUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BLC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Merchandise Mart Plaza
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey Kurzawa (317) 817-2669
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

2900 One American Square, Box 82002 Indianapolis, IN 46282
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

BLC Financial Services, Inc.

Financial Statements and Schedules

For the year ended December 31, 2004

BLC Financial Services, Inc.

Table of Contents

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2005

BLC Financial Services, Inc.
Balance Sheet
December 31, 2004

Asset – Cash	$ 61,128
Liabilities – Accounts payable to affiliate	$ 43,840
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	38,532
Accumulated deficit	(21,245)
Total stockholder's equity	17,288
Total liabilities and stockholder's equity	$ 61,128

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statements of Operations
for the year ended December 31, 2004

Revenues – Commissions	$ 36,960
Expenses:	
Audit fees	15,000
Licenses and fees	14,495
Management fees	12,000
Other	10,730
Total expenses	52,225
Net loss	$ (15,265)

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2004

Common stock:	
Balance, beginning and end of year	$ 1
Additional paid-in capital:	
Balance, beginning and end of year	$ 38,532
Accumulated deficit:	
Balance, beginning of year	$ (5,980)
Net loss	(15,265)
Balance, end of year	$ (21,245)
Total stockholder's equity	$ 17,288

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statements of Cash Flows
for the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (15,265)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Changes in accounts payable to affiliate	31,393
Net cash provided by operating activities	16,128
Net increase in cash	16,128
Cash at beginning of year	45,000
Cash at end of year	$ 61,128

The accompanying notes are an integral part of the financial statements.

1. **General:**

BLC Financial Services, Inc, (the "Company") was incorporated March 17, 2003 and is a wholly-owned subsidiary of Bankers Life and Casualty Company ("Bankers") which is indirectly a wholly-owned subsidiary of Conseco, Inc. ("Conseco"), a financial services holding company with subsidiaries operating throughout the United States.

During 2004, the Company entered into an agreement with Bankers and an unaffiliated broker-dealer. The Company earned revenues based upon the commissions earned by the unaffiliated broker-dealer for the sale of bonds, mutual funds, variable annuities, variable insurance and other securities products, as defined in the agreement. The Company is also responsible for certain expenses as defined in the agreement. Pursuant to the agreement, the Company earned income of $36,960 and recognized expenses totaling $20,832 during 2004. The agreement terminated on December 31, 2004.

Effective January 1, 2005, the Company's parent entered into a five year agreement with another broker-dealer which provides brokerage services related to debt and equity instruments, mutual funds, variable annuities, variable life and financial instruments. The parent plans to amend this agreement during 2005 to provide that the Company will earn a percentage of the commissions earned by the unaffiliated broker-dealer and is responsible for certain costs, all as defined in the agreement. The agreement will automatically renew for subsequent terms of one year, subject to termination after the initial five-year term.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2004, net capital was $17,288 or $12,288 greater than the minimum requirement.

3. **Transactions with Affiliate:**

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has no employees. All services have been provided under an agreement with Bankers. Expenses for such services are based on Bankers' direct and directly allocable costs. Expenses incurred under the agreement totaled $12,000 in 2004.

4. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return and Illinois income tax return. Under the agreement, the Company calculates its federal income taxes as if it were a separate filing company with payment for tax attributes utilized in the consolidation return based on the ability of the Company to have benefited from such attributes on a separate company basis and having historically remitted tax sharing payments equal to such utilization. The Company has recorded a tax benefit of $5,343 which is fully offset by a valuation allowance as it is more likely than not that the tax asset will not be realized. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining tax assets will be recognized in the future. The Company's effective income tax rate differs from the applicable federal statutory rate due to the valuation allowance.

BLC Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Net capital:	
Total stockholder's equity from balance sheet	$ 17,288
Aggregate indebtedness	$ 43,840
6-2/3% of aggregate indebtedness	$ 2,922
Excess capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 17,288
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of required amount	$ 12,288
Ratio of aggregate indebtedness to net capital	2.53 to 1

No material differences exist between the audited and unaudited calculation of net capital.

BLC Financial Services, Inc.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

BLC Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors on Internal Control
By SEC Rule 17a-5

To the Board of Directors of
BLC Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BLC Financial Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005